Vistek Limited

39 Woodlands Close #08-11

Mega@Woodlands

Singapore 737856

September 5, 2024

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities Exchange Commission

Attn: Mr. Howard Efron

Re:	Vistek Limited Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted May 20, 2024 CIK No.: 0002013100

Dear Mr. Efron,

We submit this letter to the Staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form F-1 confidentially submitted to the Commission on May 20, 2024 by Vistek Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. On the date hereof, we have submitted an amended draft registration statement on Form F-1 (the “Amended Registration Statement”) to accompany this letter.

Draft Registration Statement on Form F-1 submitted May 20, 2024

Cover Page

1.

We note your response to prior comment 2. However, the Resale Prospectus cover page now refers to the Resale Shareholders offering their shares at the price at which you will sell shares in your public offering. Please revise the cover pages of your Public Offering Prospectus and your Resale Prospectus to define the terms “Selling Shareholders” and “Resale Shareholders” so that it is clear that the Selling Shareholders will be selling at your initial offering price, and the Resale Shareholders will be selling at market prices.

Please also revise the cover page of your Resale Prospectus to correspond to information in your Public Offering Prospectus, which indicates that at the time of the resale, your shares will be listed, and to disclose the amount of proceeds received in the initial public offering.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the cover pages of the Amended Registration Statement and resale prospectus accordingly.

Market and Industry Data, page 4

2.	We note your response to prior comment 4. However, the third paragraph under the Table of Contents and page 4 continue to include statements that you have “not independently verified” the various statistical, industry, or market data and information in this prospectus. As previously stated, these statements imply an inappropriate disclaimer of responsibility with respect to this information. Please either delete these statements or specifically state that you are responsible for such information.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the relevant sections of the Amended Registration Statement accordingly to delete the statements in question, including on page 4.

Prospectus Summary, page 9

3.	We acknowledge your revised disclosures in response to prior comment 5. Your disclosure refers to six Workhead Qualifications but discloses only five project values associated with such qualifications. Please revise your disclosures to reconcile or otherwise clarify.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page 9 to clarify the nature of Workhead Qualifications within the Amended Registration Statement.

Summary of Risk Factors, page 10

4.	We acknowledge your revised disclosures in response to prior comment 7. However, as previously stated, please revise your first bullet to quantify the percentage concentration of your customers, and revise to disclose that your agreements with these two major customers are set to expire in October 2024.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on pages 10 and 16 of the Amended Registration Statement to quantify the percentage concentration of our major customers and to disclose that our agreements with one of these two major customers are set to expire in October 2024 . We had renewed the agreement with the other major customer in February 27, 2024.

Key Factors Affecting the Results of Our Group’s Operation, page 49

5.	We acknowledge your revised disclosures in response to prior comment 12. In the last paragraph on page 49, please revise to include discussion of your other major contract, as we note your disclosures elsewhere that your two major contracts account for over 90% of your revenues.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page 48 of the Amended Registration Statement.

History and Corporate Structure, page 76

6.	We note your revised disclosures in response to prior comment 6. Please revise to explain how Mr. Tong, Diamond Stream, Vibrant Epoch, and Mega Optimal became part of your planned reorganization.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page 70 of the Amended Registration Statement.

Litigation and Other Legal Proceedings, page 106

7.	We refer to your revised disclosure regarding certain cancelled share certificates that you were unable to obtain in response to prior comment 15. Please expand your disclosure to provide additional details, including the number of missing certificates, and the percentage ownership represented by them and whether holders of those missing certificates have any current rights, economic or otherwise, with respect to Vistek SG, or advise.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page 100 of the Amended Registration Statement.

Related Party Transactions, page 127

8.	We note your response to prior comment 19. Please also expand your disclosure regarding the “Related parties’ loans” specified on page 44 to clarify how those amounts relate to the related party transactions disclosed in this section.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page 121 of the Amended Registration Statement. For clarification, we have amended the “Related parties’ loans” specified on page 42 as “Debt Repayment”, which refer to the dividends which were previously declared but have not been paid. The $1.0 million loan referred to on page 121 refers to the loan taken out for IPO expenses, which was not included in the financial statements referred to on page 42.

Resale Shareholders, page A-2

9.	We acknowledge your revised disclosures in response to prior comment 24. As previously stated, please revise the initial second column, originally labeled as “Ordinary Shares Beneficially Owned Prior to the Offering,” to reflect the ownership of the Resale Shareholders after the completion of your initial public offering but before the commencement of the resale offering, and similarly revise the third column.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page A-3 of the Amended Registration Statement.

Plan of Distribution, page A-3

10.	We note your disclosure on page A-3 that broker-dealers may agree with the Resale Shareholders to sell a specified number of your Ordinary Shares at a stipulated price per security, and that the Resale Shareholders may use any method permitted pursuant to applicable law when selling your Ordinary Shares. Please confirm your understanding that the retention by a Resale Shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

RESPONSE: We note the Staff’s comment and confirm our understanding that the retention by a Resale Shareholder of an underwriter would constitute a material change to our plan of distribution requiring a post-effective amendment to the Company’s prospectus. We have revised the disclosure on page A-4 of the Amended Registration Statement accordingly.

Vistek Limited and Subsidiaries Unaudited Interim Consolidated Financial Statements

Note - 1 Business Overview and Basis of Presentation

Reorganization, page F-6

11.	We note your response to prior comment 27 and your disclosure that the internal reorganization is currently in progress. Please clarify whether or not your intention is to complete the reorganization prior to making your first public filing on Form F-1. In this regard, it appears from your disclosure on page 76 that completing the internal group reorganization is part of transferring the entire share capital of Vistek SG to Vistek Group and therefore may be fundamental to your wholly-owned subsidiary structuring and your presentation of consolidated financial statements.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that the Company’s intention is to complete the reorganization prior to the Company’s first public filing on Form F-1.

Vistek Limited and Subsidiaries Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-35

12.	We note your response to prior comment 29. We note you have declared dividends during the year ended February 28, 2023 and such dividends remain unpaid as of February 28, 2023. Please revise your filing to disclose the declaration of dividends as a noncash financing activity, as such transaction resulted in the recognition of a liability but did not result in cash payments in the period. Please refer to ASC 230-10-50-3.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that the declaration of dividends resulted in a liability without a corresponding cash payment during the period, because only a partial payment was made while a significant portion remained unpaid. In accordance with the guidance of ASC 230-10-50-3, we have included a disclosure under “Consolidated Statements Of Changes In Shareholders’ Equity” on page F-6 of the Amended Registration Statement in the notes to the financial statements, presenting the dividend declaration as a noncash financing activity.

General

13.	We note your response to prior comment 31. Please revise your filing to include risk factor disclosure highlighting your limited experience with U.S. GAAP and evaluating the effectiveness of internal controls.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the Amended Registration Statement on pages 10 and 17 to include a risk factor highlighting our limited experience with U.S. GAAP and limited ability to evaluate the effectiveness of our internal controls .

In addition to the above response to your comments, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Registration Statement, (ii) comments from the Staff do not foreclose the Commission from taking any action with respect to Amended Registration Statement or any eventual registration statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, or jye@orllp.legal.

Vistek Limited

/s/ Teck Hong Ho
Name:	Teck Hong Ho
Title:	Chief Executive Officer